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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) **AND ENDING** 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FOX RUN ALPHA FUND, L.P.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Fox Run Lane
(No. and Street)

Greenwich	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Klein (203) 629-1729
(Area Code- Telephone Number)

PROCESSED
APR 11 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Peter Klein swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox Run Alpha Fund, L.P., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

CONTENTS
December 31, 2006



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Fox Run Alpha Fund, L.P.

We have audited the accompanying statement of financial condition of Fox Run Alpha Fund, L.P. as of December 31, 2006. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fox Run Alpha Fund, L.P. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 22, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

FOX RUN ALPHA FUND, L.P.
(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Due from Clearing Broker	$ 8,467,180
Securities Owned, at market value	11,514,711
Other Assets	26,900
Total Assets	$20,008,791
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Securities sold short, at market value	$11,188,488
Accrued expenses	56,638
Due to affiliate	14,194
Total liabilities	11,259,320
Partners' Capital	8,749,471
Total Liabilities and Partners' Capital	$20,008,791

See Notes to Statement of Financial Condition

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Fox Run Alpha Fund, L.P. (the "Partnership") is a Delaware limited partnership registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc., the American Stock Exchange, LLC and the Pacific Exchange, Inc. The Partnership was organized primarily to trade in securities.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Securities owned and securities sold short that are listed or traded on a United States securities exchange or listed on the Nasdaq national market are valued at their last reported sales price on the last business day of the year. Securities which are not listed are valued at the mean between the closing bid and ask prices.

2. DUE FROM CLEARING BROKER:

The clearing and depository operations for the Partnership's securities transactions are provided by a single clearing broker. For financial reporting purposes, amounts owing to this broker are netted against amounts owing from this broker for all transactions, including securities trades, interest expense, interest income and dividends on long and short securities positions. At December 31, 2006, all of the securities owned and the amount due from broker reflected in the statement of financial condition are carried by the clearing broker. In addition, all of the securities sold short are owed to the same clearing broker. The cash and securities owned that are held by the clearing broker serve as collateral to ensure the Partnership's obligations with respect to the securities that it has sold short. Subject to the clearing agreement between the Partnership and the clearing broker, the clearing broker has the right to sell, loan or hypothecate the securities owned by the Partnership or to repurchase the securities that the Partnership has sold short. Under certain conditions, the cash held by the clearing broker or that which results from the clearing broker's loan or hypothecation of the Partnership's securities owned is required to be segregated by the clearing broker in compliance with Securities and Exchange Commission pronouncements. While the Partnership believes that the clearing broker complies with these pronouncements, it has no assurance that it does so.

The Partnership is subject to certain inherent risk arising from trading activities of selling securities short. The ultimate cost to the Partnership to acquire these securities may exceed the liability reflected in the statement of financial condition.

3. RELATED PARTY TRANSACTIONS:

For the year ended December 31, 2006, services were provided to the Partnership by the General Partner, Fox Run Management, L.L.C. For these services, the Partnership pays a quarterly fee in advance of 1/4 of 1% of net assets (1% annually).

4. PROVISION FOR INCOME TAXES:

No provision is made in the accompanying financial statement for federal and state taxes since such liabilities are the responsibility of each Partner.

5. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain minimum net capital, as defined, of the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2006, the Partnership had net capital of $5,887,634, which exceeded its requirement of $100,000 by $5,787,634.


199
2007
SECTION
SSING



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Partners of
Fox Run Alpha Fund, L.P.

In planning and performing our audit of the financial statements and supplemental schedule of Fox Run Alpha Fund, L.P. (the "Partnership") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 22, 2007

END